Exhibit 99.9

Alba Plant LLC
Financial Statements
December 31, 2017 and 2016

Alba Plant LLC
Index
December 31, 2017 and 2016

Page(s)
Independent Auditor’s Report	1
Financial Statements
Balance Sheets	2
Statements of Income	3
Statements of Stockholders’ Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-11

Independent Auditor’s Report

To the Management of Alba Plant LLC:
We have audited the accompanying financial statements of Alba Plant LLC, which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income, stockholders’ equity, and cash flows for the years then ended.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position at December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
Emphasis of matter
As discussed in Note 6 to the financial statements, the Company has entered into significant transactions with certain related parties. Our opinion is not modified with respect to this matter.
/s/ PricewaterhouseCoopers LLP
Houston, Texas
February 22, 2018

Alba Plant LLC
Balance Sheets
December 31, 2017 and 2016

(in thousands of dollars)	2017	2016

Assets
Cash and cash equivalents	$142,449	$77,459
Accounts receivable	29,607	30,512
Accounts receivable–related parties	14,731	10,858
Inventory	37,693	37,037
Total current assets	224,480	155,866
Facility cost	567,667	567,615
Less: Accumulated depreciation	335,096	323,863
Net facility cost	232,571	243,752
Total assets	$457,051	$399,618

Liabilities and Stockholders' Equity
Accounts payable and accrued liabilities–related parties	7,053	6,991
Accrued government royalty–net profit interest	28,377	17,536
Foreign income taxes payable	74,322	35,935
Total current liabilities	109,752	60,462
Net Deferred tax liability	46,845	40,018
Stockholders' equity
Common stock - 1,000 shares issued and outstanding	1	1
(par value $1.00 per share, 50,000 shares authorized)
Retained earnings	300,453	299,137
Total stockholders' equity	300,454	299,138
Total liabilities and stockholders' equity	$457,051	$399,618

The accompanying notes are an integral part of these financial statements.

Alba Plant LLC
Statements of Income
Years Ended December 31, 2017 and 2016

(in thousands of dollars)	2017	2016

Revenues
Plant products	$298,923	$186,754
Plant products–related parties	799	931
Condensate–related parties	131,923	102,687
Other income	962	850
Other income–related parties	286	271
Total revenues	432,893	291,493

Expenses
Direct operating–related parties	37,331	47,929
Depreciation and amortization	11,233	26,555
General and administrative–related parties	28,165	28,770
Government royalty–net profit interest	28,380	17,536
Shipping and handling–related parties	3,543	4,088
Total expenses	108,652	124,878
Income from operations	324,241	166,615
Interest income	227	—
Income before income taxes	324,468	166,615
Income tax expense	81,152	41,637
Net income	$243,316	$124,978

The accompanying notes are an integral part of these financial statements.

Alba Plant LLC
Statements of Stockholders' Equity
Years Ended December 31, 2017 and 2016

				Total
	Common Stock		Retained	Stockholders'
(in thousands)	Shares	Amount	Earnings	Equity

Balances at December 31, 2015	1	$1	$316,159	$316,160
Net income			124,978	124,978
Dividends			(142,000)	(142,000)
Balances at December 31, 2016	1	1	299,137	299,138
Net income			243,316	243,316
Dividends			(242,000)	(242,000)
Balances at December 31, 2017	1	$1	$300,453	$300,454

The accompanying notes are an integral part of these financial statements.

Alba Plant LLC
Statements of Cash Flows
Years Ended December 31, 2017 and 2016

(in thousands of dollars)	2017	2016

Operating activities
Net income	$243,316	$124,978
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	11,233	26,555
Deferred income tax	6,827	5,723
Changes in:
Accounts receivable and accounts receivable-related parties	(2,968)	(16,518)
Prepayments	—	1,299
Inventory	(656)	5,883
Accounts payable and accrued liabilities-related parties	75	(5,668)
Accrued government royalty–net profit interest	10,841	804
Foreign income taxes payable	38,387	6,618
Net cash provided by operating activities	307,055	149,674
Investing activities
Capital expenditures	(65)	(120)
Net cash used in investing activities	(65)	(120)
Financing activities
Dividends	(242,000)	(142,000)
Net cash used in financing activities	(242,000)	(142,000)
Net increase (decrease) in cash and cash equivalents	64,990	7,554
Cash and cash equivalents at beginning of period	$77,459	$69,905
Cash and cash equivalents at end of period	$142,449	$77,459
Supplemental disclosure
Income taxes paid	$35,939	$29,296
Change in Capital expenditure accrual	$(13)	$(79)

The accompanying notes are an integral part of these financial statements.

Alba Plant LLC
Notes to Financial Statements
December 31, 2017 and 2016

1.	Organization and Nature of Business
Alba Plant LLC (the “Company”) is an exempted limited liability company organized under the laws of the Cayman Islands. The purposes of the Company are (i) to construct, own, operate and maintain the Alba Liquefied Petroleum Gas Plant (“the plant”); (ii) to further process the natural gas produced under the Alba Production Sharing Contract (“Alba PSC”); (iii) to recover additional condensate; (iv) to separate butane and propane from the natural gas and process them into gas liquids; (v) to store the liquid hydrocarbons processed; (vi) to sell all liquid hydrocarbons produced by the plant; and (vii) to finance such activities on terms the Company determines to be appropriate. The Company commenced commercial operations in January 1997. Sociedad Nacional de Gas de Guinea Ecuatorial (“Sonagas”) has a 20% ownership in the Company with the remaining 80% owned by Alba Associates LLC. The ownership interest in Alba Associates LLC is as follows as of December 31, 2017 and 2016:

Samedan of North Africa, LLC ("Samedan")	34.79166%
Marathon E.G. LPG Limited ("EG LPG")	23.45834
Marathon E.G. Alba Limited ("EG Alba")	19.08334
Marathon E.G. Production Limited ("MEGPL")	11.45833
Marathon E.G. Offshore Limited ("EG Offshore")	11.20833
100.00000%
The Equatorial Guinea Government is entitled to a 10% interest in the Company’s annual net profit, as defined in the Processing and Marketing Agreement (“PMA”) between The Republic of Equatorial Guinea and the Company dated January 22, 1996.
The Company has no employees, and as such has entered into an agreement with MEGPL to provide certain operating, general and administrative services on behalf of the Company (Note 6).

2.	Summary of Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the respective reporting periods. Actual results could differ from those estimates.
Foreign Currency Transactions
The functional currency applicable to the Company is the U.S dollar. Current assets and current liabilities denominated in other currencies are converted into U.S. Dollars at the applicable rate on the balance sheet date, and the resulting unrealized foreign exchange gains and losses are recorded in the statement of income.
Cash and Cash Equivalents
Includes cash on hand and highly liquid investments with original maturities of three months or less.

Alba Plant LLC
Notes to Financial Statements
December 31, 2017 and 2016

Receivables less Allowance for Doubtful Accounts
Receivables recorded in the financial statements represent bona fide claims against debtors, or other charges arising on or before the balance sheet date. All receivables have been appropriately reduced to their estimated net realizable value. All receivables are recorded at the invoiced amounts and do not bear interest. An allowance for receivables is created with a charge directly to bad debt expense when it becomes probable the receivables will not be collected. No allowance has been recorded as of December 31, 2017 and December 31, 2016.
Inventory
Materials and supplies inventory is valued at weighted average cost and reviewed periodically for obsolescence or impairment when market conditions indicate. Condensate, propane, and butane inventories are recorded at weighted average cost and carried at the lower of cost or net realizable value.
Facility Cost
Facility cost represents the cost of the plant including related extraction components, piping and other equipment, and includes the cost of related engineering and design services and installation materials and labor. Facility costs are primarily depreciated on a straight-line basis. In 2016, the anticipated commercial life of the Alba PSC was extended as a result of the installation of a new compression platform. Accordingly, the Company extended the estimated remaining life of the plant for depreciation purposes from 2026 to 2034.
Maintenance and repairs are charged to expense as incurred. Renewals, betterments and major repairs that materially extend the life of the plant are capitalized.
We evaluate the plant including related extraction components, piping and other equipment, for impairment of value whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If the value from the use of the asset and its eventual disposition is anticipated to be less than the carrying amount of the asset, an impairment loss is recognized based on the fair value of the asset. Assets deemed to be impaired are written down to their fair value, as determined by discounted future net cash flows or, if available, comparable market value.
Under the provisions of the PMA, the Company is not legally obligated to dismantle the plant and restore the Alba site, and as such, no asset retirement obligation has been recorded for these facilities.
Taxes
Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The realization of deferred tax assets is assessed periodically based on several interrelated factors. These factors include the Company’s expectation to generate sufficient future taxable income including tax credits, and operating loss carryforwards. Valuation allowances are recorded against a deferred tax asset when it is more likely than not that the deferred tax asset will not be realized. We use the liability method in determining our provision and liabilities for our income taxes, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates.
Revenue Recognition
Revenues are recognized when title is transferred to customers, the sales price is fixed or determinable, and collectability is reasonably assured. Costs associated with revenues are recorded in direct operating costs.

Alba Plant LLC
Notes to Financial Statements
December 31, 2017 and 2016

Concentration of Credit Risk
During 2017 and 2016 substantially all of the LPG products were sold to an individual third-party purchaser. Additionally, all of the condensate was sold to a related party. This concentration of customers may impact the Company’s credit risk, either positively or negatively, in that these entities may be similarly affected by changes in economic or other conditions.

3.	Accounting Standards
Not Yet Adopted
In May 2014 and August 2015, the FASB issued an update that supersedes the existing revenue recognition requirements. This standard includes a five-step revenue recognition model to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. Among other things, the standard requires enhanced disclosures about revenue, provides guidance for transactions that were not previously addressed comprehensively and improves guidance for multiple-element arrangements. This standard is effective for us in 2019, however early adoption is permitted. Upon adoption the standard shall be applied retrospectively to each prior reporting period presented (“full retrospective method”) or with the cumulative effect of initially applying the update recognized at the date of initial application (“modified retrospective method”). We plan to adopt this new standard using the modified retrospective method. We continue to assess our contracts that will be subject to this standard and the impact it will have on our results of operations, financial position or cash flows. We plan to provide the disclosures required by this standard, such as key sources of revenues from transactions with customers, disaggregated revenue information, and significant accounting estimates and judgments, upon adoption.
In August 2016, the FASB issued a new accounting standards update which seeks to reduce the existing diversity in practice in how certain transactions are classified in the statement of cash flows. We will adopt this standard in 2018 on a retrospective basis with no significant impact on our results of operations, financial position or cash flows.
In February 2016, the FASB issued a new lease accounting standard, which requires lessees to recognize most leases, including operating leases, on the balance sheet as a right of use asset and lease liability. Short-term leases can continue being accounted for off balance sheet based on a policy election. This standard is effective for us in 2020 and shall be applied using a modified retrospective approach at the beginning of the earliest period presented in the financial statements. Early adoption is permitted. While we will have to recognize a right of use asset and lease liability on the adoption date, we continue to evaluate the provisions of this accounting standards update and assessing the effects it will have on our results of operations, financial position or cash flows.
In June 2016, the FASB issued a new accounting standards update that changes the impairment model for trade receivables, net investments in leases, debt securities, loans and certain other instruments. The standard requires the use of a forward-looking “expected loss” model as opposed to the current “incurred loss” model. This standard is effective for us in 2020 and will be adopted on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the adoption period. Early adoption is permitted starting January 2019. We are evaluating the provisions of this accounting standards update and assessing the impact, if any, it may have on our results of operations, financial position or cash flows.
Recently Adopted
In July 2015, the FASB issued an update that requires an entity to measure inventory at the lower of cost or net realizable value. This excludes inventory measured using the last-in first-out (“LIFO”) method or the retail inventory method. This standard was effective for us in 2017, and was applied prospectively. Adoption of this standard did not have a significant impact on our results of operations, financial position or cash flows.

Alba Plant LLC
Notes to Financial Statements
December 31, 2017 and 2016

4.	Inventory
Inventory as of December 31, 2017 and 2016 is summarized as follows:

(in thousands of dollars)	2017	2016

Materials and supplies	$37,074	$36,381
Liquid hydrocarbon products	619	656
	$37,693	$37,037

5.	Income Taxes
For income tax purposes, Alba Plant LLC is treated as a local corporation and is only subject to local income taxes in accordance with the PMA between The Republic of Equatorial Guinea and Alba Plant LLC dated January 22, 1996. The Company’s effective tax rate for 2017 and 2016 was 25%. Income before income taxes for Alba Plant LLC was $324,468 and $166,615 for 2017 and 2016 respectively.
The provision for income tax expense comprises:

(in thousands of dollars)	2017	2016

Current tax expense	$74,325	$35,914
Deferred tax expense	6,827	5,723
	$81,152	$41,637
The deferred tax assets and deferred tax liability resulted from the following:

(in thousands of dollars)	2017	2016

Deferred tax assets
Government royalty - net profit interest	$7,094	$4,384
	$7,094	$4,384
Deferred tax liability
Facility cost	$53,939	$44,402
	$53,939	$44,402

Net deferred tax liabilities	$46,845	$40,018
As of December 31, 2017 our income tax returns for Equatorial Guinea remain subject to examination for the tax years 2007-2016. As of December 31, 2017 and 2016 there are no uncertain tax positions.

Alba Plant LLC
Notes to Financial Statements
December 31, 2017 and 2016

6.	Related Party Transactions
Related parties include:

•	Alba Associates LLC and Sonagas, the Company’s owners;

•	Samedan, EG LPG, EG Alba, MEGPL, and EG Offshore, the owners in Alba Associates LLC; and

•
Marathon Oil Marketing, Ltd. (“MOM”), Marathon International Oil (G.B.) Limited (“MIOGB”), Equatorial Guinea LNG Train1, S.A. (“EG LNG”) and other affiliates of Marathon Oil Corporation (“Marathon”), which is one of the ultimate owners of Alba Associates LLC.

The Company enters into certain sales and purchases and has certain accounts receivable and accounts payable with related parties arising in the normal course of business. Accounts receivable, less allowance for doubtful accounts and accounts payable associated with related parties at December 31, 2017 and 2016, consist of the following:

	2017		2016
(in thousands of dollars)	Receivable from	Payable to	Receivable from	Payable to

Sonagas	$1,538	$—	$681	$—
MOM	13,174	10	10,126	—
MIOGB	—	4	—	—
MEGPL	17	7,026	18	6,979
Marathon	2	13	—	12
EG LNG	—	—	33	—
	$14,731	$7,053	$10,858	$6,991
Plant products-related parties revenue for the years ended December 31, 2017 and 2016, relate to LPG sold to Sonagas, and propane sold to EG LNG.
Condensate-related parties revenue for the years ended December 31, 2017 and 2016, relates to sales of condensate to MIOSCO (GB) and MOM (beginning in October 2016).
Other income-related parties for the years ended December 31, 2017 and 2016, relates to terminal fees on condensate sold to MIOSCO (GB) and MOM (beginning in October 2016).
The Company purchases its feed gas from gas produced under the Alba PSC at a rate of $0.25/mmbtu as specified in the PMA. MEGPL, the operator of Alba PSC, collects the funds related to the feed gas sales.
Direct operating expenses-related parties for the years ended December 31, 2017 and 2016, were costs incurred by MEGPL for the operation of the plant and billed to the Company in accordance with the Technical and Administrative Services Agreement. This agreement is effective through 120 days after processing activities have terminated, as defined by the agreement. Additionally, the Company has agreed to pay an overhead fee to MEGPL equal to 1% of all cost incurred in support of plant operations.

Alba Plant LLC
Notes to Financial Statements
December 31, 2017 and 2016

Shipping and handling services, and general and administrative services are provided primarily by MEGPL. These services are charged to the Company at cost.

7.	Fair Value of Financial Instruments
The Company’s financial instruments consist of cash and cash equivalents, receivables and short-term payables. The carrying amounts approximate fair market value due to the highly liquid nature of the short-term instruments.

8.	Dividends
In accordance with the Alba Plant Members’ Agreement, all available funds, as defined in the agreement, are distributed to the Company’s owners on the basis of their respective ownership. Dividends distributed in 2017 and 2016 were $242 million and $142 million, respectively. Dividends per share in 2017 and 2016 were $242 thousand and $142 thousand respectively.

9.	Contingencies
Various local laws and regulations affect the Company’s operations and costs. Management believes that the Company is in substantial compliance with all applicable local laws and regulations and that the ultimate resolution of any claims or legal proceedings, if any, instituted against the Company will not have a material effect on its financial position, results of operations, or cash flows.

10.	Subsequent Events
In February 2018, the Company obtained approval and distributed $56 million to its shareholders. Events and transactions subsequent to the balance sheet date have been evaluated through February 22, 2018, the date these financial statements were issued, for potential recognition or disclosure in the financial statements.